Mellon Institutional Funds
          Report on Liquidation of Standish Tax Sensitive Equity Fund
                                 September 2003



 Record date shares 369,867.207  (July 31, 2003)

Proxy vendor tabulated 247,540.866 shares voted or 66.927% of the outstanding shares.


                        No. shares              % of outstanding     % of shares
                                                Shares                     voted

Voted affirmative:      246,560.272             66.662%                 99.604%
Against                     980.594               .265%                   .396%

Total                   247,540.866             66.927%                 100.00%



Fund liquidation was completed on September 26, 2003. A total of 36 shareholder accounts were sent checks or wires for their fund liquidation proceeds and final dividend distribution.

 Final dividend   $0.155 per share

 9/26/03 NAV:  30.66265